

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 19, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Mark E. Johnson
Chief Financial Officer and Treasurer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

       RE: Form 10-K for the year ended November 1, 2009
               Form 10-Q for the period ended January 31, 2010
                  File No. 1-14315

Dear Mr. Johnson:

       We have reviewed your response letter dated March 12, 2010 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED NOVEMBER 1, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

2. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    *   you are responsible for the adequacy and accuracy of the disclosure in your filings;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Consolidated Statements of Operations, page 61

3. We note your response to prior comment 3. In addition to the disclosure you propose to provide in the notes to the financial statements, please also clearly indicate on the face of your statements of operations and elsewhere throughout the filing where the cost of sales line item is discussed that it is exclusive of the lower of cost or market adjustment and asset impairments.

Notes to the Financial Statements

General

4. We note your response to prior comment 4. Please confirm that there were no additional instruments which may require settlement in shares that were issued subsequent to the issuance of the Series B Preferred Stock. If so, please tell us what consideration was given to these instruments in the sequencing analysis performed as of January 31, 2010. In reviewing your sequencing order as of November 1, 2009, you incorrectly classified 708,475 shares of common stock. You provided a quantitative and qualitative materiality analysis which considers both this error as well as the computation error addressed in your response to prior comment 8. Please also provide us with a materiality analysis separately for each of these errors.

Note 14. Series B Cumulative Convertible Participating Preferred Stock, page 86

5. We note your response to prior comment 7. Please help us further understand how you made the determination that the holders of the convertible preferred shares did not have control over the authorization or availability of additional shares. It is not clear why they could not control the authorization of a reverse stock split. Please address the following:
    *   Approval of the proposal to amend your certificate of incorporation to authorize a reverse stock split of the common stock would be required by the majority of the outstanding shares of your capital stock entitled to vote on the proposal. Holders

of the convertible preferred shares appear to have the majority voting power needed to approve this proposal. Please confirm;

- It appears that the holders have control of the Board of Directors given that three of the nine directors are the holder's employees and two of the remaining nine directors are nominated by the holder's affiliated funds. It is not clear how the fiduciary duties you discuss would preclude the holders from having control over the Board of Directors. It appears that the holders have the ability to elect, appoint, or remove five of the nine directors. Please advise;

- It appears that the remaining events which had to occur for the reverse stock split to occur may be perfunctory in nature, including the listing of the reclassified shares for trading which requires approval by the New York Stock Exchange and the filing of the amended certificate of incorporation with the secretary of the state of Delaware. Please advise; and

- Please help us understand what events and circumstances could prevent the holders of the convertible preferred shares from being able to control the authorization of the reverse stock split.

Note 22. Earnings Per Share, page 100

6. Please help us better understand how you determined the appropriate treatment of the convertible notes for purposes of calculating diluted earnings per share, which you discuss in note (1) on page 100. Please tell us what consideration you gave to ASC 26-10-45-43 through 47.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2010

General

7. Please address the above comments in your interim filings as well.

Exhibits 31.1 and 31.2

8. Please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. We note that you inserted "quarterly" before report in sections 2 and 4(c), deleted "(the registrant's fourth fiscal quarter in the case of an annual report)" in section 4(d) and changed "control" to "controls" in section 5(b).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief